March 10, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Attn: Mr. John Grzeskiewicz

RE: THE TAIWAN FUND, INC. File No. 811-04893

Dear Mr. Grzeskiewicz:

This letter is written in response to the comments that you provided on March 9, 2011 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on February 28, 2011.  The comments of the SEC Staff and the Registrant’s responses are listed below:

1.
Comment:  The last sentence in the first paragraph under proposal 2, indicates that approval of the proposed change will not result in a material modification of the Fund’s investment strategies.  Please include a statement to address the materiality of the lending of portfolio securities.

Response:  The Registrant will revise the last sentence of the first paragraph under the heading “Proposal 2 – Approval of an Amendment to the Fund’s Investment Limitations to Permit the Fund to Engage in Securities Lending” to read as follows:

It is not anticipated that the approval of the Proposed Change will result in a material modification of the Fund’s investment strategies other than permitting the Fund to engage in securities lending.

2.
Comment:  In the description of the current investment limitations in comparison to the proposed investment limitations, the proposed investment limitations do not contain the phrase “for the purposes of this investment limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities”.  Please explain how the rewording of the investment limitation affects the ability of the Fund to purchase publicly distributed bonds.

Response: The Registrant will revise the text in the table under “Proposed Investment Limitations” to read as follows:

The Fund will not make loans to other persons except that the Fund may lend portfolio securities in an amount not exceeding 33 1/3% of the Fund’s net assets; for the purposes of this investment limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

Please contact me at (617) 662-1745 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Tracie A. Coop
Tracie A. Coop
Secretary, The Taiwan Fund, Inc.